United States of America
before the
Securities and Exchange Commission

In the Matter of:

SUNWEST ROLLOVER MEMBER LLC c/o Michael A. Grassmueck United States District Court Receiver The Grassmueck Group Post Office Box 3649 Portland, OR 97208-5248	THIRD AMENDED AND RESTATED APPLICATION FOR AN ORDER OF EXEMPTION UNDER SECTIONS 6(c) and 6(e) OF THE INVESTMENT COMPANY ACT OF 1940

File No. 812-13778 Investment Company Act of 1940

Summary of the Application

On May 28, 2010, Sunwest Rollover Member LLC (“Applicant”) filed an application (the “Original Application”) for an Order of the Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), exempting Applicant from certain provisions of the Investment Company Act.  The Original Application was amended and restated on June 17, 2010 and on June 28, 2010.  Applicant hereby further amends and restates the Original Application to apply for an Order of the Commission pursuant to Sections 6(c) and 6(e) of the Investment Company Act exempting Applicant from all provisions of the Investment Company Act and the rules thereunder, except:  Section 9; Sections 17(a), 17(d), 17(e) and 17(f); Section 31, as modified herein (“Modified Section 31”); and Sections 36 through 53 of the Investment Company Act and the rules thereunder.

In particular, the relief requested in this third amended and restated application (the “Application”) would exempt Applicant from all provisions of the Investment Company Act, except those specified above.  Applicant submits that the participants involved in the development of its structure (including without limitation the bankruptcy court and representatives of the persons who will invest in Applicant), the reasons for Applicant’s capital structure, Applicant’s limited purposes, the limited types of investments Applicant may make, and the severe restrictions on the transferability of Applicant’s securities are appropriate grounds for the requested relief, particularly in view of the provisions of the Investment Company Act that will continue to apply to Applicant to protect its members.

Applicant

Applicant is Sunwest Rollover Member LLC, a Delaware limited liability company formed for the purpose of holding the “Rollover Equity Interests” in BRE/SW Portfolio LLC, a Delaware limited liability company (for convenience, “Blackstone LLC”).  Blackstone LLC will acquire substantially all of the core assets (consisting of approximately 149 senior living facilities throughout the United States) of the “Sunwest Enterprise,” as more fully described in this Application (collectively, the “Sunwest Assets”).  The Rollover Equity Interests will be issued to Applicant as part of the consideration for Blackstone LLC’s acquisition of the Sunwest Assets pursuant to the terms and conditions of an Agreement of Purchase, Sale and Contribution dated as of January 15, 2010, as amended (the “PSA”).  Applicant will, in turn, issue to Sunwest Investors (as defined below) who elect to receive such interests in lieu of cash distributions in bankruptcy, Preferred Units, Common Units or, in the case of certain founders of Sunwest (the “Sunwest Founders”), non-voting contingent “profits interests.”

The assets of Applicant will consist exclusively of the Rollover Equity Interests in Blackstone LLC and Temporary Investments (as defined below) pending distributions to Applicant’s members or disbursements in payment of its obligations.  Applicant will not otherwise invest or reinvest assets or engage in other activities.

Applicant will initially be administered by Michael A. Grassmueck, the Receiver appointed by the United States District Court for the District of Oregon (the “Court”) with respect to the Receivership Entities defined in the Court’s Order.  Mr. Grassmueck is not an “interested person” of Applicant within the meaning of Section 2(a)(19) of the Investment Company Act.  He has been appointed as Applicant’s sole initial Manager by the initial member of Applicant, and his appointment will be approved by Order of the Court.

Background of the Sunwest Enterprise

The Sunwest Enterprise is a group of related entities formerly involved in the acquisition, development, design, construction, financing, insuring and operation of senior living and other properties nationwide, along with miscellaneous other assets and operations.  Prior to 2008, the Sunwest Enterprise operated 290 facilities and was one of the largest assisted living providers in the United States.

The Sunwest Enterprise financed the acquisition and development of its senior living and other properties through various means, including the sale to investors of tenant-in-common interests (the “TIC Investors”) and limited liability company interests (the “LLC Investors”) in properties owned by the Sunwest Enterprise.  The Sunwest properties were owned by some 1,200 TIC Investors and nearly 200 LLC Investors.  The LLC Investors in turn are owned by approximately 1,500 members.  Each Sunwest-affiliated property purported to have separate ownership, often involving multiple TIC Investors and/or LLC Investors.  The TIC Investors and the LLC Investors are referred to herein, collectively, as the “Sunwest Investors.”

On December 1, 2008, Stayton SW Assisted Living, L.L.C., one of the Sunwest entities (the “Debtor”), initiated its bankruptcy case, now United States District Court for the District of Oregon, Case No. 09-cv-6082-HO (the “Bankruptcy Case”), with the filing of its voluntary petition under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”).  The Debtor remains in possession of its assets and continues to operate its business as debtor-in-possession pursuant to Sections 1107 and 1108 of the Bankruptcy Code.

On March 2, 2009, the Commission commenced an action in the Court against Sunwest Management, Inc. (“SMI”) and other persons and entities for, among other things, violation of federal securities laws, and seeking an injunction and appointment of a receiver in SEC v. Sunwest Management, Inc., et al, Case No. 09-cv-6056-HO (the “SEC Enforcement Action”).  In its complaint, the Commission alleged, among other matters, that SMI and others committed violations of securities laws in the offering of interests in the Sunwest Enterprise and operated the Sunwest Enterprise as a unitary enterprise virtually as a “Ponzi” scheme.

On March 10, 2009, the Court entered its Order in the SEC Enforcement Action granting an injunction and appointing Michael A. Grassmueck as Receiver and Clyde A. Hamstreet as Chief Restructuring Officer of the “Receivership Entities,” as defined therein, that were part of the Sunwest Enterprise.

In 2009, the Tenants in Common Committee (the “TIC Investor Committee”) was established to represent the interests of the TIC Investors in the SEC Enforcement Action.  The TIC Investor Committee has continued to act on behalf of the TIC Investors in the Bankruptcy Case.  The Court has also appointed a Management Committee, comprised of two representatives of the TIC Investor Committee and two representatives of the Unsecured Creditors Committee.  Representatives of the TIC Investor Committee and the Management Committee, and their respective counsel and advisors, actively participated in negotiations leading to development of the Distribution Plan and the Plan of Reorganization.  Representatives of the committees considered and discussed numerous alternative methods of maximizing the value of the Sunwest Investors’ interests in the Sunwest Enterprise, including, among others, development of a stand-alone Plan of Reorganization and the acquisition of Sunwest properties by third parties.  The acquisition of the Sunwest Assets by Blackstone LLC, discussed below, was eventually determined to be the most favorable alternative available to Sunwest Investors and creditors.  The PSA with Blackstone LLC has been executed on behalf of the Management Committee, signifying its agreement to the terms of the acquisition by Blackstone LLC.

On October 1, 2009, the Court entered its Order (the “Approval Order”) in the SEC Enforcement Action approving the Distribution Plan of Receiver and Chief Restructuring Officer for Sunwest Enterprise (the “Distribution Plan”).  The Approval Order authorized the Receiver and the Chief Restructuring Officer to reorganize the Sunwest Unitary Enterprise recognized in the Distribution Plan through the Bankruptcy Case.

The Distribution Plan and Approval Order provided for the sale or contribution of the Sunwest Assets pursuant to a “Stalking Horse Sale and Auction” (as that term is defined in the Distribution Plan).

In the Fall of 2009, affiliates of Blackstone LLC expressed their interest in acquiring the Sunwest Assets.  Negotiations ensued between the Chief Restructuring Officer and the Receiver, on one hand, and the affiliates of Blackstone LLC, on the other hand.  Representatives of the TIC Investor Committee and the Management Committee also were actively involved in negotiating the structure pursuant to which Blackstone LLC would acquire the Sunwest Assets.  As discussed under “Structure of Applicant” below, the negotiated terms of Applicant’s structure were designed for the benefit of the Sunwest Investors who elect to invest in Applicant.

On December 22, 2009, the Court entered its Order Granting Joint Motion of Debtor, the Tenants in Common Committee and the Unsecured Creditors’ Committee for Substantive Consolidation of Assets and Liabilities of Sunwest Related Entities (the “Consolidation Order”).  The Consolidation Order provided that all assets and liabilities of the Sunwest Enterprise are substantively consolidated into Debtor’s Bankruptcy Case, that equitable title to real estate held by the Sunwest Enterprise is consolidated into Debtor’s bankruptcy estate, and that Debtor has the right to convey title to, or interests in, real property pursuant to a confirmed Plan of Reorganization or other Order of the Court.

On January 15, 2010, the Debtor and Blackstone LLC entered into the PSA providing for the sale or contribution of substantially all of the core assets of the Sunwest Enterprise, including the interests in the properties owned by the TIC Investors and the LLC Investors, to Blackstone LLC or the successful bidder at the Stalking Horse Sale and Auction.

On March 29, 2010, the Court entered its Order, among other matters, approving the PSA, together with the auction process, bidding procedures and overbid protections contemplated by the PSA.  The Bid Deadline established for the Stalking Horse Auction expired on May 10, 2010.  On May 17, 2010, the Court entered its Order identifying and approving Blackstone LLC as the successful bidder and purchaser under the PSA.

The Plan of Reorganization has been approved by the requisite number of claimants, including Sunwest Investors, in a confirmation vote.  The confirmation hearing before the Court is scheduled for July 13, 2010.

Structure of Applicant

Due to the complex and unusual capital structure of the Sunwest Enterprise, outright sale of the Sunwest Assets to Blackstone LLC likely would result in adverse income tax consequences to numerous Sunwest Investors, as discussed further in footnote 2.  Outright sale of the Sunwest Assets to Blackstone LLC also would deprive those Sunwest Investors who wish to do so of the opportunity to continue their investment and share any future appreciation following Blackstone LLC’s acquisition of the Sunwest Assets.  Blackstone LLC is affiliated with a large private equity fund.  It is expected that Blackstone LLC will wind down over a few years consistent with the typical liquidity objectives applicable to private equity fund investments.

To address these concerns, the PSA and the Plan of Reorganization provide that the consideration to be paid by Blackstone LLC in acquiring the Sunwest Assets will, at the election of the Sunwest Investors, take the form of a combination of:

●	Cash; and/or

●
Issuance of equity interests in Blackstone LLC in exchange for the contribution of the interests of the Sunwest Investors in the Sunwest Assets and the bankruptcy estate.  The equity interests in Blackstone LLC (i.e., the Rollover Equity Interests) will be held by Applicant and will consist of:

o	Up to 49% of the Common Interests in Blackstone LLC; and

o	Up to $50 million of 6% Class A Preferred Units in Blackstone LLC.1

Interests in Applicant will not be issued in the Bankruptcy Case in exchange for cash.  Rather, interests in Applicant will be issued in exchange for the existing interests of Sunwest Investors in the Sunwest Assets and the bankruptcy estate.  Interests in Applicant will be issued pursuant to the Plan of Reorganization in the Bankruptcy Case.  Therefore, issuance will comply with Section 23(a)(2) of the Investment Company Act.  See Section 2(a)(33) of the Investment Company Act.

Sunwest Investors who elect to receive Common Interests or Preferred Units in Blackstone LLC will not become direct members of Blackstone LLC.  Rather, such Sunwest Investors will contribute their interests in the Sunwest Assets and the bankruptcy estate to Applicant, which in turn will contribute the property interests to Blackstone LLC and issue to such Sunwest Investors interests in Applicant.  The interests issued by Applicant will mirror the 6% Class A Preferred Units and Common Interests issued by Blackstone LLC that will be held by Applicant (except to the extent of the contingent “profits interests” in Applicant to be held by the Sunwest Founders).2  Applicant’s Common Units and Preferred Units mirror the interests of Blackstone LLC to be issued to Applicant, because representatives of the TIC Investor Committee and the Management Committee negotiated for, and Blackstone LLC agreed to permit, Sunwest Investors to be able to elect to receive a limited amount of preferred interests with a fixed return.

In exchange for their interests in the Sunwest Assets and the bankruptcy estate, Sunwest Investors may elect to receive:  (a) cash from the bankruptcy estate; (b) Common Units of Applicant; or (c) Preferred Units of Applicant.  Applicant is not permitted to own any more than 49% of the Common Interests to be issued by Blackstone LLC or more than $50 million of the 6% Class A Preferred Units to be issued by Blackstone LLC, and, since the securities that Applicant will issue will mirror the securities of Blackstone LLC that Applicant will own,

1   Holders of Applicant’s Preferred Units will have contributed interests in the Sunwest Assets and the bankruptcy estate valued at $100 for each Preferred Unit.  Each Preferred Unit issued by Applicant is entitled to a preferred cumulative return of 6% per year on the $100, and each Preferred Unit is redeemable after five and one-half years at the option of the holder of the Preferred Unit (and, under certain circumstances, at Applicant’s option).  Applicant’s Preferred Units mirror the terms of the 6% Class A Preferred Units issued by Blackstone LLC to Applicant.  Accordingly, if holders of Preferred Units in Applicant require redemption, Applicant will, in turn, require redemption from Blackstone LLC.

2   Through this structure, certain Sunwest Investors are able to pursue the possibility of deferring a taxable event in connection with the acquisition by Blackstone LLC of their interests in the Sunwest Assets and the bankruptcy estate.  The proposed structure is designed to provide significant tax benefits to a substantial number of TIC Investors.  In summary, since each of Applicant and Blackstone LLC is treated under Subchapter K of the Internal Revenue Code of 1986, as amended (the “IRC”), as a partnership for federal income tax purposes, any gains embedded in the TIC interests contributed to Applicant (and subsequently contributed by Applicant to Blackstone LLC) are expected to continue to be deferred, and any items of income or gain realized by Blackstone LLC and allocated to Applicant will flow through to the members of Applicant without being taxable at either the Blackstone LLC or Applicant level.  Through this structure, the Sunwest Investors who elect to receive Applicants’ Preferred Units also may be able to defer a taxable event and, at the same time, receive an instrument having a preferential fixed return.  Applicant does not intend to be subject to Subchapter M of the IRC.

Applicant will not issue its Common Units or Preferred Units in excess of such amounts.  In case of an over-subscription for Common Units or Preferred Units, priority in allocating the Common Units and Preferred Units to Sunwest Investors will be accorded to those classes of Sunwest Investors likely to have the greatest need for tax deferral and, within such classes, the Common Units and Preferred Units, as applicable, will be allocated proportionally.  The LLC Investors that elect to receive equity in Applicant will receive Common Units to the extent they are available; they will receive Preferred Units only if sufficient Common Units are not available.  The negotiated settlement with the LLC Investors also provides that, upon an LLC Investor’s receipt of Applicant’s Common Units and/or Preferred Units, the LLC Investor will be dissolved and liquidated, and the interests in Applicant that the LLC Investor holds will be distributed to the members of the LLC Investor.

Because there are approximately 1,200 TIC Investors and approximately 1,500 members of the LLC Investors who are eligible to elect to receive interests in Applicant, Applicant believes it is likely that a class of its securities (probably the Common Units) will be held of record by over 500 persons on December 31, 2010.  If so, Applicant will be required to register such class of securities under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Plan of Reorganization also provides that certain Sunwest Founders will receive non-voting contingent “profits interests”3 issued by Applicant that will entitle them to receive a portion of Applicant’s earnings if total distributions and payments to Sunwest creditors and Sunwest Investors (not including the Sunwest Founders) aggregate in excess of $500 million.4

3   Applicant will issue non-voting contingent “profits interests” to the Sunwest Founders.  Under Section 2(a)(36) of the Investment Company Act, a “security” is defined very broadly and includes an “investment contract.”  Applicant believes that the “profits interests” may be considered to be investment contracts, and thus securities, under the Investment Company Act.  The “profits interests” will not receive any portion of Applicant’s earnings or any distributions until total distributions and payments to Sunwest creditors and Sunwest Investors (not including the Sunwest Founders) aggregate $500 million.  After that point, the next $500 million of distributions will be allocated among holders of Common Units and holders of the “profits interests” pursuant to a schedule approved by the Court, such that, if $1 billion is distributed, the Sunwest Founders will receive 25% of that amount.  Thereafter, 75% of distributions will be paid to the holders of the Common Units and 25% of distributions will be paid to the holders of the “profits interests.”  (See footnote 4 for information about the disposition of any proceeds of the “profits interests.”)  The terms of the “profits interests” were developed as a result of a mediation in 2009 and subsequent Court hearings in which Sunwest Founders and their families agreed to contribute all of their interests in the Receivership Entities in exchange for:  (a) the release of certain claims against the Sunwest Founders by the bankruptcy estate and by the Receiver; and (b) the receipt of the contingent “profits interests.”

4   Disposition of any proceeds of the “profits interests” is subject to an agreement between the Sunwest Founders and the State of Oregon, Department of Consumer and Business Services, Division of Finance and Corporate Securities and to resolution of matters pending between the Commission and the Sunwest Founders.

The following diagram illustrates the organizational structure of Blackstone LLC and Applicant following acquisition of the Sunwest Assets by Blackstone LLC.

Applicant’s capital structure was developed under the guidance of, and has been approved by, the Court.  The Common Units and Preferred Units were designed to benefit the Sunwest Investors – to preserve potential tax benefits to holders of Common Units and Preferred Units and also to permit those who want an instrument with a preferential fixed return to elect to receive Preferred Units.  (Note that the allocation provisions described above permit each Sunwest Investor to receive either cash or the type of security elected, to the extent that type of security is available within the constraints imposed on Applicant by Blackstone LLC.)

Furthermore, the transferability of Applicant’s interests will be severely restricted, and such interests will not be publicly traded.5  Therefore, Applicant’s interests initially will be held, and will continue to be held, by Sunwest Investors and Sunwest Founders who are familiar with the reasons for Applicant’s capital structure and who, in fact, are the recipients of the benefits of the structure.

The Chief Restructuring Officer and the Receiver have concluded that the acquisition of the Sunwest Assets by Blackstone LLC and the structure of Applicant are in the best interests of the Sunwest Investors.  The transaction with Blackstone LLC will be consummated only if the Court enters an Order confirming the Plan of Reorganization, which Order must include a finding of good faith and a determination that, in light of the particular circumstances, and viewed in light of the totality of the circumstances surrounding the confirmation, the Plan of Reorganization (including the transaction with Blackstone LLC and Applicant’s capital structure) will fairly achieve a result consistent with the Bankruptcy Code.  See, e.g., 7 Collier on Bankruptcy ¶1129.02[3][a][ii][A] (16th Ed., Rev. 2009).

Because Applicant’s membership interests will be offered in connection with a bankruptcy proceeding, the offer and issuance of such securities are exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”).  Section 1145(a) of the Bankruptcy Code.

Once Sunwest Investors have exchanged their interests in the Sunwest Assets and the bankruptcy estate for interests in Applicant, it is expected that Applicant will hold assets (i.e., Applicant’s interests in Blackstone LLC) valued in the range of $200 million.

Operations of Applicant

The assets of Applicant will consist exclusively of the Rollover Equity Interests in Blackstone LLC and the following short-term instruments pending distributions to Applicant’s members or disbursements in payment of its obligations:  (a) general obligations of the United States, or its agencies and instrumentalities; and/or (b) deposit accounts with banks which accounts are insured by the Federal Deposit Insurance Corporation or an equivalent insuring organization (collectively, the “Temporary Investments”).  Applicant will not otherwise invest or reinvest assets or engage in other activities.

Applicant’s sole source of revenue will be its investment in Blackstone LLC (other than income from its Temporary Investments).  It is not anticipated that there will be significant distributions to Applicant in the initial years of operation of Blackstone LLC, but that Applicant will have significant administrative, compliance and similar expenses because Applicant must comply with applicable provisions of the securities laws and because it will have a large number

5   Among other significant restrictions on transfer, Applicant’s governing documents permit transfers of Applicant’s interests only after Applicant’s Board of Managers, with the advice of counsel, has determined that Applicant’s securities will not be deemed “traded on an established securities market” or “readily tradable in a secondary market (or the substantial equivalent thereof).”  In making its determination, the Board of Managers may limit any transfers so that the transfers comply with a safe harbor in the IRC regulations, so Applicant will avoid publicly traded partnership status.

of members.  Therefore, Blackstone LLC has agreed to reimburse Applicant $400,000 each year as a “Reporting Reimbursement;” and the Debtor has agreed to loan Applicant up to a total of $2 million6 to permit it to pay such expenses.  Such expenses will include administrative expenses (including the expenses of a third-party administrator, which Applicant intends to retain), expenses of complying with the portions of the Investment Company Act which will remain applicable to Applicant, expenses of complying with the Exchange Act if Applicant is required to register its Common Units and/or its Preferred Units under the Exchange Act, expenses of providing tax and other information to Applicant’s members, legal and accounting expenses, and similar administrative and compliance expenses.  The Reporting Reimbursement and the loan were negotiated to assure that Applicant will have sufficient resources to maintain its existence and compliance.  Given the Reporting Reimbursement and the loan, Applicant does not anticipate needing to raise capital to pay its administrative, compliance and similar expenses.

However, the Blackstone LLC operating agreement permits its Board of Directors to request members (including Applicant) to make additional capital contributions if the Board determines in good faith:  (a) that Blackstone LLC requires additional capital to meet its financial obligations; or (b) that raising additional capital for investment in facilities that are contiguous or adjacent to facilities acquired from the Debtor is advisable and in the best interests of Blackstone LLC.

The summary three-year financial projections and capitalization table provided by Blackstone LLC for inclusion in the Debtor’s Disclosure Statement do not reflect any anticipation of additional capital requests.  Blackstone LLC will have the authority to request contribution of additional capital by members for the limited purpose of purchasing senior living facilities that are contiguous or adjacent to a facility it acquires from the Debtor.  Because Blackstone LLC’s right to purchase additional properties is restricted to properties that are immediately contiguous or adjacent to facilities to be acquired from Debtor, Applicant does not anticipate that Blackstone LLC will make frequent requests for additional capital contributions from members.  Nevertheless, Applicant sought the right to participate in any such requests for additional capital in order to preserve the proportionate interest of Sunwest Investors in Blackstone LLC.  The right of Sunwest Investors to preserve their proportionate interest in Blackstone LLC was the subject of in-depth negotiations with Blackstone LLC in which representatives of the TIC Committee and the Management Committee, and their advisors, were active participants.  The participation right is an integral feature of the transaction with Blackstone LLC that is expected to be approved by the Court in the confirmation Order.

If a member of Blackstone LLC (including Applicant) fails to make a requested additional capital contribution, the Blackstone LLC operating agreement imposes significant

6   The loan will bear interest at 6% per year, and will mature on the third anniversary of the closing of Blackstone LLC’s acquisition of the Sunwest Assets.  Applicant did not seek financing for the loan from commercial banks or other unaffiliated lenders as Applicant did not believe that such financing would be available on favorable terms, or for the purposes intended.  The interest rate applicable to the loan was selected as it is the same rate applicable to the Blackstone LLC’s 6% Class A Preferred Units, which are guaranteed obligations to pay and therefore are similar to a debt obligation and the terms of which were arrived at through arm’s-length negotiations with an unaffiliated party.  Although Applicant and Debtor are separate legal entities, there exists a significant overlap among the members of Applicant on the one hand and the creditors and investors in Debtor on the other hand, such that the potential for conflicts of interest is virtually eliminated.

penalties on the non-contributing member.  In the event of requests from Blackstone LLC for additional contributions, Applicant desires to be in a position to consider whether to make such additional contributions and thus preserve its proportionate interest in Blackstone LLC.

The disclosure statement provided to Sunwest Investors in connection with the Bankruptcy Case advised them that, in the event of any capital requests by Blackstone LLC, Applicant expected to offer the right to participate in such capital request to members eligible to participate in the offering of Applicant’s securities.  Since the Blackstone LLC operating agreement provides only a limited amount of time to respond to capital requests, Applicant anticipates that, if Blackstone LLC requests additional capital, Applicant will be able to offer its interests only to “accredited investors,” as defined under the Securities Act, because there will not be enough time to register its interests under the Securities Act to allow for an offering to the anticipated hundreds of members of Applicant.

Applicant’s initial Manager is Michael A. Grassmueck, the Receiver.  He has been appointed by the initial member of Applicant, and his appointment will be approved by Order of the Court.  Mr. Grassmueck is not an “interested person” of Applicant within the meaning of the Investment Company Act.  He will serve as Applicant’s sole Manager until the later of December 31, 2010 or the election of a three-person Board of Managers by Applicant’s members.  Two of the three Managers must not be “interested persons” of Applicant.  The nominees for Manager must be approved by the Court before their names are submitted to Applicant’s members for election.

Applicant as Potential Investment Company

Applicant will be an investment company as defined in Section 3(a)(1) of the Investment Company Act because:  (a) Applicant will acquire investment securities (i.e., membership interests in Blackstone LLC) having a value exceeding 40% of the value of Applicant’s total assets; and (b) none of the exceptions specified in the Investment Company Act apply to Applicant.

Summary of Relief Sought by Applicant

Applicant submits that the participants involved in the development of its structure (including without limitation the Court and representatives of the Sunwest Investors), the reasons for Applicant’s capital structure, Applicant’s limited purposes, the limited types of investments Applicant may make, and the severe restrictions on the transferability of Applicant’s securities are appropriate grounds for the requested relief, particularly in view of the provisions of the Investment Company Act that will continue to apply to Applicant to protect Applicant’s members.

For the reasons more fully discussed herein, Applicant believes that it is appropriate in the public interest and consistent with the purposes of the Investment Company Act and the protection of investors to exempt Applicant from all of the provisions of the Investment Company Act and the rules thereunder, except:  Section 9; Sections 17(a), 17(d), 17(e) and 17(f); Modified Section 31; and Sections 36 through 53 of the Investment Company Act and the rules thereunder.

Applicable Investment Company Act Provisions

Section 6(c) of the Investment Company Act provides, in part, that the Commission, “by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provisions of [the Investment Company Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title.”

Section 6(e) of the Investment Company Act provides, in part, that, in connection with the issuance of any order exempting an investment company from any provision of Section 7 of the Investment Company Act, if the Commission “deems it necessary or appropriate in the public interest or for the protection of investors that certain specified provisions of [the Investment Company Act] pertaining to registered investment companies shall be applicable in respect of such company, the provisions so specified shall apply to such company, and to other persons in their transactions and relations with such company, as though such company were a registered investment company.”

The sections of the Investment Company Act that will continue to apply to Applicant for the protection of investors are:

(a) Section 9 (making certain persons ineligible to serve or act in the capacity of employee, officer or Manager of Applicant);

(b) Sections 17(a), 17(d) and 17(e) (making it unlawful for Applicant to engage in most transactions with affiliated persons);

(c) Section 17(f) (requiring Applicant to comply with specified custodial arrangements for its assets);

(d) Modified Section 31 (requiring Applicant to maintain specified records, requiring applicant to maintain specified internal compliance policies and procedures, and requiring Applicant to provide annual audited financial statements to its members prepared in accordance with generally accepted accounting principles and Rule 1-02(d) of Regulation S-X); 7 and

(e) Sections 36 through 53 (these are sections of general applicability, which, among other things:  (i) permit the Commission to bring an action against any officer or Manager of Applicant alleging that such person has engaged in, or is about to engage in, a breach of that person’s fiduciary duties to Applicant; (ii) prohibit larceny and embezzlement involving

7   If, as is expected, more than 500 persons are record holders of either Applicant’s Common Units or Preferred Units, Applicant will be required to register such class or classes of securities under the Exchange Act.  In that event, Applicant will be subject to all applicable requirements of the Exchange Act and, accordingly, will be required to provide substantially more financial and other information to its members.

Applicant’s assets; (iii) authorize the Commission to make rules, issue orders, hold hearings and enforce the Investment Company Act; (iv) generally make contracts entered into in violation of the Investment Company Act unenforceable by either party (or by third parties in certain circumstances); (v) require adoption of compliance policies and procedures, appointment of a chief compliance officer and related compliance matters; and (vi) impose liability and penalties on persons who violate the Investment Company Act or any rule issued thereunder.

Legal Analysis

Applicant believes it is in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Investment Company Act and the rules thereunder to exempt Applicant from all provisions of the Investment Company Act and the rules thereunder, except:  Section 9; Sections 17(a), 17(d), 17(e) and 17(f); Modified Section 31; and Sections 36 through 53 of the Investment Company Act and the rules thereunder, as discussed below.

The Commission has granted comparable relief to other issuers formed as a result of bankruptcy proceedings.  The Drexel Burnham Lambert Group Inc., Investment Company Act Release Nos. 18643 (April 1, 1992) (notice of application) and 18675 (April 24, 1992) (order); LTV Aerospace Creditors Liquidating Trust, Investment Company Act Release Nos. 19596 (July 26, 1993) (notice of application) and 19648 (August 24, 1993) (order).  In those orders, the Commission exempted the applicants from all provisions of the Investment Company Act, except Sections 9, 17(a) and 17(d) (as modified by the applications), 17(e), 31 (as modified by the applications), and 36 through 53.  In addition, LTV Aerospace, which was going to register a class of securities under the Exchange Act, was required to comply with Sections 17(f) and 30(d).  In issuing its exemptive orders to Drexel Burnham and LTV Aerospace, the Commission recognized that it was in the public interest and consistent with the protection of investors and the purposes of the Investment Company Act to provide extensive exemptive relief for entities formed as a result of bankruptcy proceedings, whose operations would be overseen by a court.  Applicant submits that its requested relief is equally in the public interest and consistent with the protection of investors and the purposes of the Investment Company Act.

Although Applicant is not structured as a liquidating trust, its purpose of resolving bankruptcy proceedings is the same as that of a liquidating trust.  In addition, Applicant’s term will expire on December 31, 2020, subject to earlier dissolution and termination under certain circumstances.  This duration is consistent with precedent.  The liquidating trust in the Drexel Burnham matter had a four-year duration, with three additional two-year extensions permitted if approved by the bankruptcy court.  The LTV Aerospace Creditors Liquidating Trust had a 10-year duration, subject to earlier termination under certain circumstances.  One of the companies in the Drexel Burnham matter (DPI L.P.) was authorized to manage the assets it owned, and that company had a 10-year life, like Applicant.  Applicant is not structured as a perpetual fund, because it is expected that Blackstone LLC will wind down over a few years consistent with the typical liquidity objectives applicable to private equity fund investments.

As discussed above, Blackstone LLC may request that Applicant provide additional capital so that Blackstone LLC may purchase facilities that are contiguous or adjacent to a facility it holds.

In such a case, Applicant may offer certain of its members the right to contribute additional capital.  Given the limited circumstances in which Blackstone LLC may make such requests, Applicant believes this possibility is entirely consistent with its status as an entity structured to resolve bankruptcy proceedings and distribute proceeds to investors.  Applicant notes that the LTV Aerospace Creditors Liquidating Trust reserved the right to issue additional interests in the Trust under limited circumstances.

The provisions of the PSA and the Plan of Reorganization, which permit Sunwest Investors to elect to receive interests issued by Applicant, are primarily designed to ameliorate the adverse tax consequences which would result from liquidating the Sunwest Enterprise or selling the Sunwest Assets directly to Blackstone LLC and were the result of active negotiations by representatives of the TIC Investor Committee and the Management Committee representing the interests of the Sunwest Investors and creditors.

Here, like with Drexel Burnham and LTV Aerospace, Debtor’s Chief Restructuring Officer, the Receiver, the TIC Investor Committee, the Management Committee, committees representing other Sunwest creditors, and Blackstone LLC engaged in complex negotiations, which, with the active oversight of the Court, resulted in the proposed acquisition of Sunwest Assets by Blackstone LLC and the proposed structure of Applicant.  The purposes of the transaction with Blackstone LLC and Applicant’s structure are to transfer the Sunwest Assets to an affiliate of a private equity fund that can operate the properties in a profitable manner for a few years, so the members of Blackstone LLC (including Applicant, and, ultimately, the Sunwest Investors who elect to become members of Applicant) can maximize their returns.

Like the applicants in Drexel Burnham and LTV Aerospace, any cash held by Applicant may be invested only in Temporary Investments pending distribution to Applicant’s members or disbursements in payment of its expenses.  Although the interests in the LTV Aerospace matter were publicly traded, the transferability of the interests in the Drexel Burnham matter was severely restricted, like Applicant’s interests.  The applicant in the LTV Aerospace matter also was permitted to issue additional securities in limited circumstances.

Applicant will comply with the same provisions of the Investment Company Act as the applicants in Drexel Burnham and LTV Aerospace.  Like those companies, Applicant will comply in full with Sections 9 and Sections 36 through 53 of the Investment Company Act and the rules thereunder.  Applicant also will comply with Section 31 and the rules thereunder, except that annual audited financial statements will be provided to its members in lieu of the financial statements required by Section 30 of the Investment Company Act (as was the case in the Drexel Burnham matter).  In addition, Applicant will comply in full with Sections 17(a), 17(d) and 17(e) of the Investment Company Act and the rules thereunder, although the applicants in Drexel Burnham and LTV Aerospace obtained modifications from those provisions, so they could engage in certain transactions with affiliates.  If Applicant enters into any transaction with an affiliate, it will do so in full compliance with Sections 17(a), 17(d) and 17(e).  Applicant also will comply in full with Section 17(f) like the applicant in LTV Aerospace.  Applicant believes that compliance with the foregoing provisions of the Investment Company Act is consistent with the protection of Applicant’s members.

Like the applicants in the Drexel Burnham and LTV Aerospace matters, the Court has been actively involved in all aspects of the Debtor’s reorganization, including the sale of the Sunwest Assets and the development of Applicant’s capital structure, and the Court will have continuing jurisdiction over Applicant.  The Court’s active, ongoing involvement in Applicant’s affairs is expected to terminate after January 2011 once the Plan of Reorganization has been confirmed, the interests in Applicant have been distributed to the Sunwest Investors, and Applicant’s members have elected a three-person Board of Managers.  Although the Court’s jurisdiction over Applicant will continue thereafter, it is expected that the Court’s involvement will primarily be to resolve any disputes that arise under Applicant’s governing documents.

In summary, Applicant, like the applicants in Drexel Burnham and LTV Aerospace, is formed in bankruptcy proceedings to resolve claims of investors and creditors, is subject to continuing jurisdiction of the Court, has a limited life, and intends to comply with some but not all provisions of the Investment Company Act.  Accordingly, Applicant believes that the relief it seeks is within precedent and does not present any issues not previously resolved by the Commission.

Applicant submits that the relief it seeks is appropriate in the public interest and consistent with the purposes of the Investment Company Act, because of:  (a) the reasons why Applicant’s capital structure with its three types of securities was developed; (b) the active involvement of representatives of the Sunwest Investors and the Court in developing the terms of the transaction with Blackstone LLC and the development of Applicant’s structure; (c) Applicant’s limited purpose; (d) the limited types of investments Applicant is permitted to make; (e) the severely restricted transferability of Applicant’s interests; and (f) the Court’s approval of the Plan of Reorganization, including Applicant’s structure and the terms of the acquisition of Sunwest Assets by Blackstone LLC.  For these reasons, the relief requested is also consistent with the protection of investors, particularly in view of the provisions of the Investment Company Act that will continue to apply to Applicant.

Conclusion

As with any bankruptcy or insolvency case, it is of fundamental importance to have efficient operations and to minimize expenses of administration.  In the present case, the tax consequences to some Sunwest Investors of a traditional liquidation or sale of the Sunwest Assets are potentially so grave that ameliorating those consequences has compelled adoption of a relatively complex structure.  Nonetheless, it is Applicant’s goal to conduct its operations as efficiently as possible to minimize expenses, while also satisfying Applicant’s fiduciary responsibilities to its members and thereby maximizing the after-tax return to its members.  Applicant’s requested exemptions are designed to enable it to maximize returns to investors, are appropriate in the public interest, and are consistent with the protection of investors and the purposes of the Investment Company Act.

Conditions

Applicant agrees that any Order of the Commission granting the requested relief will be subject to the following conditions:

1. Applicant will not own or hold securities other than:  (a) interests in Blackstone LLC and (b) Temporary Investments (i.e., short-term investments in general obligations of the United States, or its agencies and instrumentalities, and/or deposit accounts with banks which accounts are insured by the Federal Deposit Insurance Corporation or an equivalent insuring organization).

2. After the conclusion of the offering of Applicant’s securities in the bankruptcy proceeding, Applicant will not offer securities, except in connection with capital requests from Blackstone LLC.

3. Applicant’s governing documents will not be amended to permit Applicant’s securities to be freely tradable.

4. Applicant annually will provide to its members financial statements audited in accordance with generally accepted accounting principles and Rule 1-02(d) of Regulation S-X.  For purposes of this requirement, “audit” shall have the meaning defined in Rule 1-02(d) of Regulation S-X.

5. Applicant will not hold itself out as an investment company.

REQUEST FOR RELIEF

For the foregoing reasons, Applicant requests that the Commission enter an Order exempting Applicant from all provisions of the Investment Company Act and the rules thereunder, except:  Section 9; Sections 17(a), 17(d), 17(e) and 17(f); Modified Section 31; and Sections 36 through 53 of the Investment Company Act and the rules thereunder.

Pursuant to Rule 0-2(c)(l) under the Investment Company Act, Applicant states that all actions necessary to authorize the execution and filing of this Application in Applicant’s name and on its behalf have been taken.  Applicant states that the undersigned has been fully authorized to sign and file this Application and any amendments thereto as are deemed appropriate.

The items required by Rule 0-2(c)(1) under the Investment Company Act are attached hereto as Exhibit A.  The verification required by Rule 0-2(d) under the Investment Company Act is attached hereto as Exhibit B.

Pursuant to Rule 0-2(f) under the Investment Company Act, Applicant hereby states that the address of Applicant is Post Office Box 3649, Portland, OR 97208-5248 and further states that all communications or questions concerning this Application should be directed to:

Matthew A. Chambers, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 1875 Pennsylvania Avenue, N.W. Washington, D.C. 20006 (202) 663-6591	Carol Dey Hibbs, Esq. Tonkon Torp LLP 1600 Pioneer Tower 888 S.W. Fifth Avenue Portland, OR 97204-2099 (503) 802-2016

Applicant requests that the Commission issue an Order pursuant to Rule 0-5 without the necessity of holding a hearing.

WHEREFORE, Applicant requests that the Commission enter an Order exempting it from all provisions of the Investment Company Act and the rules thereunder, except:  Section 9; Sections 17(a), 17(d), 17(e) and 17(f); Modified Section 31; and Sections 36 through 53 of the Investment Company Act and the rules thereunder.

Dated: July 7, 2010	Sunwest Rollover Member LLC

	By:	/s/ MICHAEL A. GRASSMUECK
	Name:	Michael A. Grassmueck
	Title:	Manager

EXHIBIT A

RESOLVED, that the Company shall amend its application to the United States Securities and Exchange Commission (the “Commission”) for an order of exemption under Sections 6(c) and 6(e) of the Investment Company Act of 1940 (the “Act”), exempting the Company from compliance with all provisions of the Act, except, without limitation, Sections 9, 17(a), 17(d), 17(e), 17(f), 31 (modified), and 36 through 53.

RESOLVED FURTHER, that the Third Amended and Restated Application for an Order of Exemption Under Sections 6(c) and 6(e) of the Act (the “Application”), in the form presented to the Manager be, and it hereby is, approved and adopted, with such changes as the Manager shall approve.

RESOLVED FURTHER, that the Manager of the Company be, and he hereby is, authorized and directed, for and on behalf of the Company, and in the name of the Company, to execute the Application and cause the Application to be filed and prosecuted with the Commission.

RESOLVED FURTHER, that the Manager of the Company be, and he hereby is, authorized and directed, for and on behalf of the Company, and in the name of the Company, to execute and deliver such other and further documents and instruments, including, without limitation, amendments and/or supplements to the Application, and to take such other and further action, as shall be necessary or appropriate more fully to effectuate the purposes of the Application and these resolutions.

EXHIBIT A

EXHIBIT B

STATE OF OREGON	)
) ss:
COUNTY OF MULTNOMAH	)

The undersigned states that he has duly executed the attached Third Amended and Restated Application for an Order of Exemption Under Sections 6(c) and 6(e) of the Investment Company Act of 1940, as amended, dated July 7, 2010, for and on behalf of Sunwest Rollover Member LLC; and that all action by members and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Sunwest Rollover Member LLC

By:	/s/ MICHAEL A. GRASSMUECK
Name:	Michael A. Grassmueck
Title:	Manager

EXHIBIT B